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             June 22, 2023

       Gareth Sheridan
       Chief Executive Officer
       NutriBand Inc.
       121 South Orange Ave., Suite 1500
       Orlando, FL 32801

                                                        Re: NutriBand Inc.
                                                            Form 8-K filed
January 5, 2023
                                                            File No. 001-40854

       Dear Gareth Sheridan:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




             Sincerely,


             Division of Corporation Finance

             Office of Industrial Applications and

             Services
       cc:                                              Michael Paige, Esq.